August 15, 2024

Todd Smith
Chief Financial Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

       Re: Wheels Up Experience Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed March 7, 2024
           File No. 001-39541
Dear Todd Smith:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 57

1. We note you present non-GAAP measures Total Private Jet Flight Transaction Value and
       Total Flight Transaction Value. Please address the following:
           Tell us how you calculate the total gross spend by members and/or customers for Charter FTV and Other Charter FTV;
           Clarify if the total gross spend by members and/or customers are based on amounts that have been recorded in the financial statements. If so, please reconcile to the specific line items that these amounts are recorded;
           Show us how you determined that the adjustments to GAAP flight revenue presented here do not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division's Non-GAAP
          Financial Measures Compliance and Disclosure Interpretation and revise your disclosures as appropriate.
       We note similar issues in your Form 10-Q for the quarterly period ended June 30, 2024.
 August 15, 2024
Page 2

Financial Statements
6. Acquisitions and Divestitures
Divestiture of Aircraft Management Business, page 102

2. We note your disclosure that on September 30, 2023, you completed the sale of your non-
       core aircraft management business. Provide us with your detailed analysis performed under ASC 205-20-45 in determining the disposal of non-core aircraft management business did not qualify as discontinued operations or revise to separately report the results of operations of non-core aircraft management business as discontinued
       operations on your consolidated statement of operations as required by ASC 205-20.
Item 9A. Controls and Procedures, page 133

3. We note your management concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report due to failure to timely file a
       Current Report on Form 8-K to announce the disposition of the non-core aircraft management business. Please tell us how the ineffective conclusion reached in your
       disclosure control and procedures affected management   s conclusion
regarding the
       effectiveness of your internal control over financial reporting as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your internal control over financial reporting was effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion.
       Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your internal control over financial reporting (i.e., not effective as of the end of the fiscal year).
Form 8-K filed March 7, 2024
Exhibit 99.1, page 1

4. Considering the comment 1 above, please revise the applicable non-GAAP measures and related disclosures as appropriate. We also note the similar issues in your Form 8-K filed on August 8, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation